

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via E-mail
Mr. Robert F. Mangano
President and Chief Executive Officer
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512

> **Re: 1st Constitution Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-32891**

Dear Mr. Mangano:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant